                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 8, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 8, 2006

                                               By: /s/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

                     G. WILLI-FOOD TO PRESENT AT KOSHERFEST

                          SHOWCASES INNOVATIVE PRODUCTS

YAVNE, ISRAEL - NOVEMBER 8, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it will present at
Kosherfest, November 14-15, at the Jacob Javits Convention Center in New York,
at booth number 961.

Kosherfest is an international business-to-business food trade event, now in its
18th year. The show features over 250 exhibiting companies from the around the world. The Company will showcase samples of its dry goods.

According to industry research, the kosher food industry is a $9.4 billion industry with a current annual growth rate of more than 15%. Fuelling this robust growth is the current diversity of the marketplace and a mounting consumer desire for healthy and safe products. Members of the Jewish faith are no longer the sole consumers of kosher foods. In fact, only 44% of consumers of kosher food products are Jewish. 19% of kosher consumers are made up of other religious groups, who observe dietary laws similar to Orthodox Jews. The remaining 37% are consumers of no particular religious denomination, but rather those with special dietary needs, or those who buy kosher products for health and safety reasons.

U.S. sales of kosher certified items are estimated at $195 billion (nearly 40%
of all foods sold), while the market for kosher products is $10.5 billion. There were more than 2500 new kosher items certified in the past 12 months.

To register, or for more information on Kosherfest, please visit .

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Albert Israeli, CFO
(+972) 8-932-2233
albert@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com